Teva to Present New Respiratory Data at 2015 Annual International Meeting of the American
Thoracic Society

Data from Three Asthma Studies Support Teva’s Growing Respiratory Pipeline

Jerusalem, May 15, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that three company-sponsored abstracts will be presented at the 2015 American Thoracic Society (ATS) International Conference in Denver, Colorado on May 15-19, 2015.

Data to be presented include a Phase III study examining the functionality, reliability, accuracy and overall patient satisfaction of ProAir® RespiClick (albuterol sulfate) inhalation powder, which gained approval from the U.S. Food and Drug Administration (FDA) in March 2015. ProAir® RespiClick is now available by prescription and is indicated for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm in patients 12 years of age and older.

Additional Phase III data to be presented include a late-breaking abstract highlighting an interim analysis of the long-term safety and efficacy of Teva’s investigational anti-IL-5 therapy, reslizumab, in patients with asthma and elevated blood eosinophils. A third abstract to be presented includes data from a dose-ranging study of fluticasone propionate multi-dose, dry-powder inhaler (MDPI) in adolescent and adult patients with asthma.

“The 2015 ATS International Conference provides Teva with a scientific platform to showcase findings for three of our new or investigational asthma therapies,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “These findings underscore the exciting progress being made to further expand our respiratory portfolio through the development of new treatment options that address unmet needs of patients.”

The following data will be presented during poster sessions on Tuesday, May 19, 2015:

ProAir® RespiClick (albuterol sulfate) Inhalation Powder

•	# P308: A Prospective, Open-Label Study of a New Albuterol Multidose Dry Powder Inhaler With Integrated Dose Counter

•	This abstract will be presented from 11:30 AM to 1:15 PM in Area C, Hall A-B at the Colorado Convention Center.

Fluticasone Propionate MDPI

•	#P258: Dose-Ranging Study of a Fluticasone Propionate Multidose Dry Powder Inhaler in Adolescents and Adults With Asthma Uncontrolled by Noncorticosteroid Asthma Medications

•	This abstract will be presented from 11:30 AM to 1:15 PM in Area C, Hall A-B at the Colorado Convention Center.

Reslizumab

•	#1025: Long-Term Safety and Efficacy of Reslizumab in Patients with Inadequately Controlled, Moderate-to-Severe Asthma and Elevated Blood Eosinophil Counts: An Open-Label Extension Study.

•	This late-breaking abstract will be presented from 2:15 to 4:15 PM in the Capitol Ballroom at the Hyatt Regency Denver at the Colorado Convention Center.

About ProAir® RespiClick
ProAir® RespiClick (albuterol sulfate) Inhalation Powder is indicated in patients 12 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

Important Safety Information

•	Do not use ProAir® RespiClick (albuterol sulfate) Inhalation Powder if you are allergic to albuterol sulfate, lactose, or milk proteins. Report any red, itchy bumps on your skin, swelling around the lips or eyes, or rash to your healthcare professional.

•	If your symptoms become significantly worse when you use ProAir® RespiClick, seek medical attention immediately. This may indicate either a worsening of your asthma or a reaction to the medication. Either of these could be life-threatening.

•	Do not increase your dose or take extra doses of ProAir® RespiClick without first talking to your healthcare professional.

•	Before using ProAir® RespiClick, be sure to tell your healthcare professional if you have a heart, blood, thyroid or seizure disorder, high blood pressure, diabetes, are pregnant or planning to become pregnant, or are breastfeeding or planning to breastfeed.

•	ProAir® RespiClick can cause significant heart-related side effects, such as an increase in pulse, blood pressure and/or related symptoms. If you have a heart condition, your healthcare professional will determine if ProAir® RespiClick is right for you.

•	Make sure your healthcare professional knows all the medicines you are taking – especially other inhaled medicines, other asthma medicines, heart and blood pressure medicines and drugs that treat depression – because some medicines may interfere with how well your asthma medicines work.

•	Common side effects in patients taking ProAir® RespiClick include back pain, body aches and pains, upset stomach, sinus headache, and urinary tract infection.

Please click here for Full Prescribing Information

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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